Exhibit 99.1

BOS Reports First Quarter of 2020 Financial Results

Return to GAAP Net Profit

RISHON LE ZION, Israel, May 27, 2020 (GLOBE NEWSWIRE) – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of intelligent systems and services for production and logistics, reported its financial results for the first quarter ended March 31, 2020.

Revenues for the first quarter of the year 2020 amounted to $7.5 million, slightly below the revenues of the comparable quarter last year, which amounted to $7.8 million. Revenues for the first quarter of the year 2020 included a small amount of revenues from the Robotics business line, which was acquired in June 2019. Revenues from the Robotics business are recognized upon completion of work.

The gross profit margin for the first quarter of the year 2020 improved to 22.5% of revenues compared to 21.3% of revenues in the comparable quarter last year.

Operating expenses for the first quarter of the year 2020 amounted to $1.58 million compared to $1.48 million in the comparable quarter last year. The increase in expenses was due to the Robotics business.

Operating income for the first quarter of the year 2020 amounted to $110,000 compared to $176,000 in the comparable quarter last year.

Net income for the first quarter of the year 2020 amounted to $54,000 compared to $156,000 in the comparable quarter last year.

During the third and fourth quarters of the year 2019, the Company generated a net loss so the results of the first quarter of the year 2020 represent a return to profitability.

EBITDA for the first quarter of the year 2020 amounted to $228,000 compared to $265,000 in the comparable quarter last year. EBITDA reconciliation is presented along with the GAAP financials at the end of this document.

Eyal Cohen, CEO, stated, “The first quarter results reflect the initial impact of the cost reduction plan that we have executed during the first quarter of this year and outstanding performance of our RFID and Supply Chain business. However, the Robotics business line, generated a net loss of approximately $300,000 in the first quarter of the year and as such presents our primary challenge. We are targeting the U.S. market for the development of our Robotics business, and during the first quarter of the year we have conducted significant sales and marketing activities in the U.S. Unfortunately, the COVID 19 situation in the U.S. has caused delays in the sales cycle and made our task more challenging. We expect that the burn rate of the Robotics business to decrease in next quarters and to turn profitable by the first quarter of 2021, if we are successful in our continuing efforts to develop a strong U.S. client base for its products.”

Outlook

Mr. Cohen added, “We have a $12.6 million backlog as of March 31, 2020, for delivery in the year 2020, and are successfully implementing our cost reduction plan. On this basis, we expect that in 2020 our revenues will grow as compared to the year 2019 and that we will be profitable.”

Conference Call Details

BOS will host a conference call on Wednesday, May 27, 2020, at 10:30 a.m. EDT - 5:30 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: http://www.boscorporate.com

About BOS

BOS is a global provider of intelligent systems and services for production and logistics. BOS’ Robotics and RFID Division, offers intelligent robotics and RFID systems for industrial and logistics processes and retail store management. BOS’ Supply Chain Division provides electronic components, mainly for the aerospace, defense, and other industries worldwide. Its services include the consolidation of electronic components from a vast number of suppliers, long term scheduling, and kitting.

For more information, please visit: www.boscorporate.com or contact:

Company Contact:

Eyal Cohen, CEO

BOS Better Online Solutions Ltd.

 +972-542525925

eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line), inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	(Unaudited)		(Audited)

Revenues	$7,468	$7,763	$33,817
Cost of revenues	5,784	6,113	27,159
Gross profit	1,684	1,650	6,658

Operating costs and expenses:
Research and development	18	-	-
Sales and marketing	1,107	901	4,064
General and administrative	449	573	2,255
Impairment of intangible assets	-	-	356
Impairment of Goodwill	-	-	614
Total operating costs and expenses	1,574	1,474	7,289

Operating Income (loss)	110	176	(631)
Financial expenses, net	(56)	(2)	(330)
Income before taxes on income	54	174	(961)
Taxes on income (tax benefit)	-	18	(48)
Net income (loss)	$54	$156	$(913)

Basic and diluted net income per share	$0.01	$0.04	$(0.23)

Weighted average number of shares used in computing basic net income (loss) per share	4,258	3,648	4,053

Weighted average number of shares used in computing diluted net income (loss) per share	4,258	3,648	4,059

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,065	$339
Restricted bank deposits	237	240
Trade receivables	8,633	10,063
Other accounts receivable and prepaid expenses	1,105	1,273
Inventories	5,727	5,407

Total current assets	16,767	17,322

LONG-TERM ASSETS	147	155

PROPERTY AND EQUIPMENT, NET	1,211	1,257

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	801	720

OTHER INTANGIBLE ASSETS, NET	573	598

GOODWILL	5,147	5,147

Total assets	$24,646	$25,199

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term loans and current maturities of long term loans	$1,194	$664
Revolving bank credit	216	-
Operating lease liabilities, current	526	551
Trade payables	5,320	6,503
Employees and payroll accruals	806	1,007
Deferred revenues	871	836
Advances net of inventory in progress	95	29
Accrued expenses and other liabilities	345	419

Total current liabilities	9,373	10,009

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,001	2,041
Operating lease liabilities, non-current	344	289
Accrued severance pay	309	303

Total long-term liabilities	2,654	2,633

TOTAL SHAREHOLDERS’ EQUITY	12,619	12,557

Total liabilities and shareholders’ equity	$24,646	$25,199

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019

Operating income (loss)	$110	$176	$(631)
Add:
Impairment of Goodwill and other intangible assets	-	-	970
Amortization of intangible assets	26	5	79
Stock based compensation	21	19	81
Depreciation	71	65	277
EBITDA	$228	$265	$776

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Three months ended March 31, 2020				Three months ended March 31, 2019
Revenues	$3,409	$4,081	$(22)	$7,468	$3,776	$4,039	$(52)	$7,763

Gross profit	$826	$858	$-	$1,684	$800	$850	$-	$1,650

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	year ended December 31, 2019
Revenues	$14,180	$19,750	$(113)	$33,817

Gross profit	$2,908	$3,750	$-	$6,658